SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January 2018

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2017 – December 31, 2017) filed with the Tokyo Stock Exchange on Tuesday January 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 30, 2018	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2017 – December 31, 2017

January 30, 2018

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsu-cho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2017 to December 31, 2017

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2017

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2017	2,194,882	14.0%	273,282	10.4%	360,488	7.9%	256,391	18.1%
December 31, 2016	1,925,769	7.2%	247,567	(2.0%)	334,096	(0.2%)	217,118	0.8%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥272,442 million for the nine months ended December 31, 2017 (year-on-year change was a 46.8% increase) and ¥185,536 million for the nine months ended December 31, 2016 (year-on-year change was a 4.6% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2017	200.05	199.86
December 31, 2016	165.89	165.74

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for per share and dividend amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2017	11,551,918	2,806,396	2,667,906	23.1%
March 31, 2017	11,231,895	2,647,625	2,507,698	22.3%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2017	—	23.00	—	29.25	52.25
March 31, 2018	—	27.00	—	—	—

March 31, 2018 (Est.)	—	—	—	—	—

*Note 3:	Estimated dividend amount for the fiscal year ending March 31, 2018 has not yet been determined.

For details of dividend payout ratio forecast for the fiscal year ending March 31, 2018, please refer to “Announcement Regarding Interim Dividend and Dividend Payout Ratio for the Fiscal Year Ending March 31, 2018” announced on October 30, 2017.

3. Targets for the Year Ending March 31, 2018 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2018	300,000	9.8%

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury shares, was 1,324,285,528 as of December 31, 2017, and 1,324,107,328 as of March 31, 2017.

2. The number of treasury shares was 42,843,313 as of December 31, 2017, and 19,394,191 as of March 31, 2017.

3. The average number of outstanding shares was 1,281,625,426 for the nine months ended December 31, 2017, and 1,308,792,220 for the nine months ended December 31, 2016.

The Company’s shares held through the Board Incentive Plan Trust (1,962,243 shares as of December 31, 2017 and 2,126,076 shares as of March 31, 2017) are not included in the number of treasury shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Nine Months Ended December 31, 2017

		Nine months ended December 31, 2016	Nine months ended December 31, 2017	Change
				Amount	Percent
Total Revenues	(millions of yen)	1,925,769	2,194,882	269,113	14%
Total Expenses	(millions of yen)	1,678,202	1,921,600	243,398	15%
Income before Income Taxes	(millions of yen)	334,096	360,488	26,392	8%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	217,118	256,391	39,273	18%
Earnings Per Share (Basic)	(yen)	165.89	200.05	34.16	21%
(Diluted)	(yen)	165.74	199.86	34.12	21%
ROE (Annualized) *1	(%)	12.2	13.2	1.0	—
ROA (Annualized) *2	(%)	2.62	3.00	0.38	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2017 to December 31, 2017)

Total revenues for the nine months ended December 31, 2017 (hereinafter, “the third consolidated period”) increased 14% to ¥2,194,882 million compared to ¥1,925,769 million during the same period of the previous fiscal year. Life insurance premiums and related investment income in the life insurance business increased due to an increase in life insurance premiums from an increase in in-force policies, and an increase in investment income from assets under variable annuity and variable life insurance contracts following the market’s recovery. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries in the principal investment business, and services income increased due primarily to service expansion in the asset management business and the environment and energy business.

Total expenses increased 15% to ¥1,921,600 million compared to ¥1,678,202 million during the same period of the previous fiscal year. Life insurance costs increased due to an increase in a provision of liability reserve in line with the aforementioned increase in in-force policies and an increase in investment income. In addition, costs of goods and real estate sold and services expense increased in line with the aforementioned increased revenues.

Equity in net income of affiliates increased due mainly to the recognition of significant gains on sales of investments in real estate joint ventures. Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased compared to the same period of the previous fiscal year due to significant gains on sales of subsidiaries and affiliates recorded during the previous fiscal year.

As a result of the foregoing, income before income taxes for the third consolidated period increased 8% to ¥360,488 million compared to ¥334,096 million during the same period of the previous fiscal year. In addition, due to the impact from tax reform in the United States, net income attributable to ORIX Corporation shareholders increased 18% to ¥256,391 million compared to ¥217,118 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the third consolidated period increased 8% to ¥356,218 million compared to ¥329,115 million during the same period of the previous fiscal year. While segment profits decreased in the Investment and Operation segment, segment profits for each of the other segments increased.

Segment information for the third consolidated period is as follows:

Corporate Financial Services Segment: Loan, leasing and fee business

	Nine months ended December 31, 2016 (millions of yen)	Nine months ended December 31, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	75,546	86,091	10,545	14
Segment Profits	26,314	37,551	11,237	43

	As of March 31, 2017 (millions of yen)	As of December 31, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	1,032,152	966,914	(65,238)	(6)

The Japanese economy on the whole entered a moderate recovery phase. The balance of outstanding loans at financial institutions continues to increase while interest rates on loans remain at low levels.

Segment revenues increased 14% to ¥86,091 million compared to ¥75,546 million during the same period of the previous fiscal year due to an increase in gains on sales of securities, an increase in services income resulting from our stable fee businesses provided to domestic small- and medium-sized enterprise customers and from revenue generated by Yayoi Co. Ltd, despite a decrease in finance revenues from decreases in investment in direct financing leases and installment loans.

Segment expenses decreased due to a decrease in interest expense.

As a result of the foregoing, segment profits increased 43% to ¥37,551 million compared to ¥26,314 million during the same period of the previous fiscal year.

Segment assets decreased 6% to ¥966,914 million compared to the end of the previous fiscal year due to decreases in investment in direct financing leases, installment loans and investment in securities.

Maintenance Leasing Segment: Automobile leasing and rentals, car-sharing, and test and measurement instruments and IT-related equipment rentals and leasing

	Nine months ended December 31, 2016 (millions of yen)	Nine months ended December 31, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	202,657	207,085	4,428	2
Segment Profits	28,642	31,085	2,443	9

	As of March 31, 2017 (millions of yen)	As of December 31, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	752,513	780,548	28,035	4

Demand in corporate capital investment has been gradually increasing. The volume of new auto-leases is gradually increasing due to moderate economic recovery in Japan.

Segment revenues increased 2% to ¥207,085 million compared to ¥202,657 million during the same period of the previous fiscal year due to increases in finance revenues and operating leases revenues in line with an increased average segment asset balance in the automobile leasing business and an increase in services income.

Segment expenses increased in line with the aforementioned revenue increases.

As a result of the foregoing, segment profits increased 9% to ¥31,085 million compared to ¥28,642 million during the same period of the previous fiscal year.

Segment assets increased 4% to ¥780,548 million compared to the end of the previous fiscal year due primarily to an increase in new auto-leases in the automobile leasing business.

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment and advisory services

	Nine months ended December 31, 2016 (millions of yen)	Nine months ended December 31, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	153,243	138,632	(14,611)	(10)
Segment Profits	49,721	52,084	2,363	5

	As of March 31, 2017 (millions of yen)	As of December 31, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	657,701	605,767	(51,934)	(8)

Land prices remain high and vacancy rates in the Japanese office building market remain at low levels, especially in the Greater Tokyo Area due primarily to the quantitative easing policies implemented by the Bank of Japan, including the low interest rate environment. However, we are also seeing a trend where sales prices of condominiums are no longer increasing. Changes in tourism preferences such as increased availability and usage of vacation rentals are affecting the operations of hotels and Japanese inns.

Segment revenues decreased 10% to ¥138,632 million compared to ¥153,243 million during the same period of the previous fiscal year due primarily to a decrease in operating leases revenues in line with a decrease in gains on sales of rental property in Japan and a decrease in asset balance in operating leases, partially offset by an increase in services income from facilities operations.

Segment expenses increased compared to the same period of the previous fiscal year due primarily to an increase in services expense from facilities operations.

As a result of the foregoing and due to an increase in equity in net income of affiliates in line with the recognition of significant gains on sales of investments in real estate joint ventures, segment profits increased 5% to ¥52,084 million compared to ¥49,721 million during the same period of the previous fiscal year.

Segment assets decreased 8% to ¥605,767 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties.

Investment and Operation Segment: Environment and energy, principal investment, loan servicing (asset recovery), and concession

	Nine months ended December 31, 2016 (millions of yen)	Nine months ended December 31, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	870,404	1,073,655	203,251	23
Segment Profits	68,783	62,648	(6,135)	(9)

	As of March 31, 2017 (millions of yen)	As of December 31, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	768,675	870,257	101,582	13

Investment in infrastructure, especially energy infrastructure, is diversifying in Japan. In the energy business, among renewable energy, investment is expanding beyond solar power to wind and geothermal power. In addition, business structures are diversifying. In infrastructure investment markets, the use of private funds is expanding within public facilities management. In emerging countries, infrastructure demand is growing rapidly with economic growth, and Japanese companies are expected to increase infrastructure investment.

Segment revenues increased 23% to ¥1,073,655 million compared to ¥870,404 million during the same period of the previous fiscal year due to increases in sales of goods from subsidiaries in the principal investment business and services income from the environment and energy business.

Segment expenses increased compared to the same period of the previous fiscal year in line with the aforementioned revenues expansion.

On the other hand, due to the recognition of significant gains on sales of shares of an affiliate during the same period of the previous fiscal year, segment profits decreased 9% to ¥62,648 million compared to ¥68,783 million during the same period of the previous fiscal year.

Segment assets increased 13% to ¥870,257 million compared to the end of the previous fiscal year due primarily to a new large-scale investment in affiliates in the environment and energy business.

Retail Segment: Life insurance, banking and card loan

	Nine months ended December 31, 2016 (millions of yen)	Nine months ended December 31, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	274,708	336,381	61,673	22
Segment Profits	60,055	63,274	3,219	5

	As of March 31, 2017 (millions of yen)	As of December 31, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	3,291,631	3,212,749	(78,882)	(2)

While the life insurance business in Japan is currently affected by macroeconomic factors such as domestic population decline, we are seeing a rise in demand for medical insurance. Companies are developing new products and revising insurance premiums which reflect the performance of related products. In the card loan business for individuals and the mortgage business, some lenders are refraining from expanding their assets due to an overheating business environment.

Segment revenues increased 22% to ¥336,381 million compared to ¥274,708 million during the same period of the previous fiscal year due mainly to an increase in life insurance premiums in line with an increase in in-force policies, and an increase in investment income from assets under variable annuity and variable life insurance contracts in the life insurance business following the market’s recovery.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in a provision of liability reserve in line with the aforementioned increase in in-force policies and an increase in investment income.

As a result of the foregoing, segment profits increased 5% to ¥63,274 million compared to ¥60,055 million during the same period of the previous fiscal year.

Segment assets decreased 2% to ¥3,212,749 million compared to the end of the previous fiscal year due primarily to sales of investment in securities as well as the surrender of variable annuity and variable life insurance contracts in the life insurance business, which offset an increase in installment loans in the banking business.

Overseas Business Segment: Leasing, loan, bond investment, asset management and aircraft and ship-related operations

	Nine months ended December 31, 2016 (millions of yen)	Nine months ended December 31, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	351,733	358,340	6,607	2
Segment Profits	95,600	109,576	13,976	15

	As of March 31, 2017 (millions of yen)	As of December 31, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	2,454,200	2,756,502	302,302	12

The U.S. economy has continued to recover with improvements in employment and income environment; other regions have also experienced moderate recovery. Although interest rates remain low worldwide, the scaling back of quantitative easing policies are likely in advanced nations. The asset management industry is expected to increase assets under management due to the increase in pension assets and the high-income class population over the mid- and long-term. The aviation industry is expected to continue to expand its market size against the backdrop of increasing passenger demand mainly in emerging countries. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

Segment revenues increased 2% to ¥358,340 million compared to ¥351,733 million during the same period of the previous fiscal year due to increases in services income in the asset management business and operating leases revenues in our aircraft-related operations in line with an increase in gains on sales of aircraft, despite a decrease in sales of goods resulting from the sale of a subsidiary during the previous fiscal year.

Segment expenses decreased compared to the same period of the previous fiscal year due primarily to a decrease in costs of goods sold resulting from the aforementioned sale of a subsidiary.

As a result of the foregoing, segment profits increased 15% to ¥109,576 million compared to ¥95,600 million in the same period of the previous fiscal year.

Segment assets increased 12% to ¥2,756,502 million compared to the end of the previous fiscal year due to increases in investment in operating leases in our aircraft-related operations, installment loans in the Americas and Asia, and the recognition of goodwill and other intangible assets in line with investment in a new subsidiary, offset by a decrease in investment in securities.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2017	As of December 31, 2017	Change

				Amount	Percent
Total Assets	(millions of yen)	11,231,895	11,551,918	320,023	3%
(Segment Assets)		8,956,872	9,192,737	235,865	3%
Total Liabilities	(millions of yen)	8,577,722	8,738,720	160,998	2%
(Long- and Short-term Debt)		4,138,451	4,249,576	111,125	3%
(Deposits)		1,614,608	1,745,058	130,450	8%
Shareholders’ Equity	(millions of yen)	2,507,698	2,667,906	160,208	6%
Shareholders’ Equity Per Share	(yen)	1,925.17	2,085.15	159.98	8%

Note:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on U.S. GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 3% to ¥11,551,918 million compared to ¥11,231,895 million at the end of the previous fiscal year. Investment in securities decreased due primarily to sales of investment in securities as well as the surrender of variable annuity and variable life insurance contracts in the life insurance business. On the other hand, installment loans increased due primarily to an increase in the banking business in Japan, and investment in affiliates increased due primarily to a new large-scale investment in the environment and energy business. Segment assets increased 3% to ¥9,192,737 million compared to the end of the previous fiscal year.

We manage the balance of our interest-bearing liabilities at an appropriate level taking into account the condition of our assets and liquidity on-hand as well as the domestic and overseas financial environments. As a result, long- and short-term debt and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased due to the surrender of variable annuity and variable life insurance contracts.

Shareholders’ equity increased 6% to ¥2,667,906 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings, despite a decrease due to share repurchases.

(3) Medium-Term Management Targets FY2016-2018

ORIX continues to provide innovative and flexible solutions to address changes in the market environment and customer needs. ORIX’s diversified business portfolio consists of six business segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. These business segments are closely integrated with each other to create greater value through sharing know-how and expertise.

ORIX, using its diversified business portfolio as a basis, intends to capitalize on its business foundation, client base, industry know-how and accumulated expertise, to continuously improve profitability by providing high value-added services to the market. Furthermore, under our mid-term strategy of “Expansion in Non-Finance Business,” ORIX aims to achieve sustainable profit growth.

Our strategy of “Expansion in Non-Finance Business” consists of “Organic growth” and “New investment in key areas.” With these principles, we will pursue new business arising from the changing business environment.

“Organic growth”: Deepen our strengths and expertise to further expand our existing operations both in Japan and abroad. Those in Japan include fee business, automobile-related business, facility operation business, and life insurance business. Those abroad include automobile-related business, and further diversification towards non-finance business.

“New investment in key areas”: Continue to pursue new investment opportunities in key areas identified as the environment and energy business and private equity investment in Japan and abroad, the network in Asia, global asset management and concession business.

The Company aims to achieve ¥300 billion in net income and ROE around 11% to 12% for the fiscal year ending March 31, 2018.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

		(millions of yen)

		As of March 31, 2017	As of December 31, 2017
Assets
Cash and Cash Equivalents		1,039,870	1,232,874
Restricted Cash		93,342	90,680
Investment in Direct Financing Leases		1,204,024	1,214,118
Installment Loans		2,815,706	2,872,025
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥19,232 million
December 31, 2017	¥31,980 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(59,227)	(55,713)
Investment in Operating Leases		1,313,164	1,346,466
Investment in Securities		2,026,512	1,834,645
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥24,894 million
December 31, 2017	¥39,277 million
Property under Facility Operations		398,936	408,140
Investment in Affiliates		524,234	588,376
Trade Notes, Accounts and Other Receivable		283,427	308,128
Inventories		117,863	137,909
Office Facilities		110,781	109,845
Other Assets		1,363,263	1,464,425
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥22,116 million
December 31, 2017	¥12,834 million

Total Assets		11,231,895	11,551,918

Liabilities and Equity
Short-Term Debt		283,467	358,570
Deposits		1,614,608	1,745,058
Trade Notes, Accounts and Other Payable		251,800	210,031
Policy Liabilities and Policy Account Balances		1,564,758	1,524,532
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥605,520 million
December 31, 2017	¥487,136 million
Current and Deferred Income Taxes		445,712	393,207
Long-Term Debt		3,854,984	3,891,006
Other Liabilities		562,393	616,316

Total Liabilities		8,577,722	8,738,720

Redeemable Noncontrolling Interests		6,548	6,802

Commitments and Contingent Liabilities

Common Stock		220,524	220,724
Additional Paid-in Capital		268,138	267,319
Retained Earnings		2,077,474	2,261,107
Accumulated Other Comprehensive Income (Loss)		(21,270)	(5,219)
Treasury Stock, at Cost		(37,168)	(76,025)

Total ORIX Corporation Shareholders’ Equity		2,507,698	2,667,906
Noncontrolling Interests		139,927	138,490

Total Equity		2,647,625	2,806,396

Total Liabilities and Equity		11,231,895	11,551,918

Note : Breakdowns of Accumulated Other Comprehensive Income (Loss)
	As of March 31, 2017	As of December 31, 2017
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	32,279	22,402
Defined benefit pension plans	(17,330)	(17,915)
Foreign currency translation adjustments	(31,736)	(5,629)
Net unrealized losses on derivative instruments	(4,483)	(4,077)

Total	(21,270)	(5,219)

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Revenues :
Finance revenues	147,894	160,915
Gains on investment securities and dividends	24,354	33,919
Operating leases	289,769	289,967
Life insurance premiums and related investment income	221,398	278,538
Sales of goods and real estate	695,616	836,689
Services income	546,738	594,854

Total Revenues	1,925,769	2,194,882

Expenses :
Interest expense	53,955	56,806
Costs of operating leases	181,417	188,777
Life insurance costs	147,467	205,030
Costs of goods and real estate sold	631,538	782,273
Services expense	332,299	358,724
Other (income) and expense, net	710	(1,096)
Selling, general and administrative expenses	307,280	315,267
Provision for doubtful receivables and probable loan losses	12,371	11,960
Write-downs of long-lived assets	4,802	3,029
Write-downs of securities	6,363	830

Total Expenses	1,678,202	1,921,600

Operating Income	247,567	273,282

Equity in Net Income of Affiliates	25,811	46,289
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	56,431	40,917
Bargain Purchase Gain	4,287	0

Income before Income Taxes	334,096	360,488

Provision for Income Taxes	110,212	98,934

Net Income	223,884	261,554

Net Income Attributable to the Noncontrolling Interests	6,542	4,875

Net Income Attributable to the Redeemable Noncontrolling Interests	224	288

Net Income Attributable to ORIX Corporation Shareholders	217,118	256,391

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(millions of yen)

	Nine months ended December 31, 2016	Nine months ended December 31, 2017
Net Income :	223,884	261,554

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(16,872)	(9,926)
Net change of defined benefit pension plans	677	(583)
Net change of foreign currency translation adjustments	(18,528)	25,882
Net change of unrealized gains (losses) on derivative instruments	353	439
Total other comprehensive income (loss)	(34,370)	15,812

Comprehensive Income	189,514	277,366

Comprehensive Income Attributable to the Noncontrolling Interests	3,479	4,587

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	499	337

Comprehensive Income Attributable to ORIX Corporation Shareholders	185,536	272,442

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen)

	Nine Months ended December 31, 2016		Nine Months ended December 31, 2017		March 31, 2017	December 31, 2017
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	75,546	26,314	86,091	37,551	1,032,152	966,914
Maintenance Leasing	202,657	28,642	207,085	31,085	752,513	780,548
Real Estate	153,243	49,721	138,632	52,084	657,701	605,767
Investment and Operation	870,404	68,783	1,073,655	62,648	768,675	870,257
Retail	274,708	60,055	336,381	63,274	3,291,631	3,212,749
Overseas Business	351,733	95,600	358,340	109,576	2,454,200	2,756,502

Segment Total	1,928,291	329,115	2,200,184	356,218	8,956,872	9,192,737

Difference between Segment Total and Consolidated Amounts	(2,522)	4,981	(5,302)	4,270	2,275,023	2,359,181

Consolidated Amounts	1,925,769	334,096	2,194,882	360,488	11,231,895	11,551,918

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

For those VIEs that are used for securitization and are consolidated, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in the difference between segment total and consolidated amounts.

2. Geographic Information

	(millions of yen)

	Nine Months Ended December 31, 2016
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	1,555,622	116,680	253,467	1,925,769
Income before Income Taxes	239,166	35,626	59,304	334,096

	(millions of yen)

	Nine Months Ended December 31, 2017
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	1,822,281	83,738	288,863	2,194,882
Income before Income Taxes	247,489	37,778	75,221	360,488

*Note 1:	Mainly the United States
*Note 2:	Mainly Asia, Europe, Australasia and Middle East
Note 3:

ORIX Corporation Europe N.V., one of the Company’s subsidiaries domiciled in the Netherlands, which has changed its name from Robeco Groep N.V. on January 1, 2018, is a holding company owning asset management companies. Due to its customer base spread across the world, total revenues and income before income taxes of the company are included in “Other.” Based on its legal entity location, revenues generated in the Americas were ¥71,914 million and ¥76,330 million and in Other were ¥56,102 million and ¥65,204 million for the nine months ended December 31, 2016 and 2017, respectively.

(7) Subsequent Events

There are no material subsequent events.